FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Media Information

                              8 December 2005
BG Group announces agreement on debt for equity swap between Gas Argentino S.A.
                            (GASA) and creditors


BG Group plc today announced that its subsidiary GASA, the holding company of MetroGAS S.A. (MetroGAS), has reached agreement with its creditors for a comprehensive restructuring that converts financial indebtedness owed to those creditors into (i) a 30% equity interest in GASA and (ii) a 19% equity interest in MetroGAS.

The agreement will reduce BG Group's shareholder interest in GASA to 38.3%, and therefore the company's indirect shareholder interest in MetroGAS will be reduced from 38.5% to 19.5%. BG Group will retain a 6.8% direct interest in MetroGAS.

The deal is subject to regulatory approvals and to MetroGAS agreeing an acceptable restructuring with its creditors.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

The Argentine economic crisis in 2001 and 2002 profoundly affected GASA's ability to service their primarily US Dollar denominated debt.

GASA is the holding company of MetroGAS - the largest natural gas utility in South America. BG Group currently holds a 45.11% interest in MetroGAS and acts as technical operator.

In early 2002 and due to the Argentine economic crisis, GASA announced the suspension of all financial debt service payments along with their intention to develop and propose to their financial creditors a comprehensive plan to restructure all of the companies' financial indebtedness (currently c. US$ 82 million).

All of the debt within the GASA is non-recourse to BG Group with the creditors relying solely on the ability of these companies to service their debt.

The GASA creditors are two global hedge funds - Ashmore Funds and Marathon
Funds.

Approvals for meeting the condition precedents (CPs) of the GASA restructuring agreements are required from:

- Ente Nacional Regulador del Gas Natural "ENARGAS" (Argentine Natural Gas Regulator)
- Comision Nacional de Defensa de la Compentecia "CNDC" (Argentine Antitrust Commission)
- CNV (Argentina Securities Exchange Commission)
- IGJ (Argentine Superintendence of Corporations)

A further CP for the GASA debt restructuring closing is the requirement for MetroGAS to obtain at least 66.7% support under the existing solicitation from of its creditors (Solicitation issued 10 November 2005).

Enquiries:

Communications                                              +44 (0) 118 929 3717
Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations            Chris Lloyd/Helen Parris/
                              Kate Bingham                  +44 (0) 118 929 3025
Website: www.bg-group.com

                                    - ends -





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 December 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary